Applied Precision, Inc.
                           1040 12th Avenue, Northwest
                               Issaquah, WA 98027
                                 (425) 557-1000

December 18, 2007


Via Edgar and Facsimile

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Peggy Fisher, Assistant Director
         Brian Cascio, Accounting Branch Chief
         Praveen Kartholy
         Eduardo Aleman

Re:      Applied Precision, Inc.
         Registration Statement on Form S-1
         Filed June 30, 2006
         File No. 333-135571

Ladies and Gentlemen:

         Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Applied Precision, Inc. (the "Company") hereby respectfully applies to the Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the Company's Registration Statement (File No. 333-135571) on Form S-1 filed with the Commission on June 30, 2006 and amended on August 10, 2006 (the "Registration Statement"), together with all exhibits thereto, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

         The Registration Statement was filed in connection with a proposed initial public offering of the Company's common stock, par value $0.001 per share (the "Common Stock"). The Company has determined not to move forward with its proposed initial public offering at this time due to its election to pursue an alternative transaction. Because the Company does not intend to proceed with the proposed offering at this time, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Act. Since the Registration Statement was not declared effective by the Commission, no sales of the Company's Common Stock were made pursuant to the Registration Statement. Pursuant to Rule 477(c) of the Act, the Company also advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

         If you have any questions, please contact John Robertson or Greg Papciak of Heller Ehrman LLP at 206-447-0900.


                                   Sincerely,

                                   Applied Precision, Inc.

                                   /s/ Steve Reichenbach

                                   Steve Reichenbach
                                   Chief Financial Officer